March 20, 2007

BY EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-1004

Attention: Ms. Pamela Long

RE:	Sanders Morris Harris Group Inc.

Registration Statement on Form S-4

Filed October 27, 1999

File No. 333-89747

Application for Withdrawal

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Sanders Morris Harris Group Inc. (the “Company”) hereby applies to withdraw the above-referenced Registration Statement. By telephone call on November 8, 1999, the staff of the Securities and Exchange Commission advised counsel to the Company that the Registration Statement was not the appropriate form to register the shares to be issued in connection with the Company’s acquisition of Sanders Morris Mundy Inc.

No securities were sold in connection with the offering.

Sincerely,

SANDERS MORRIS HARRIS GROUP INC.

By	/s/ John T. Unger
John T. Unger, Senior Vice President and General Counsel